Creator Networks, Inc. (dba GigaStar)

Consolidated Financial Statements
Years Ended December 31, 2025 and 2024

Creator Networks, Inc. (dba GigaStar)
Contents

Terrence R. Gray, CPA

Independent Auditor's Report

Board of Directors
Creator Networks, Inc.
Chicago, IL

Opinion

We have audited the consolidated financial statements of Creator Networks, Inc. (the Company), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.

The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Terrence R. Gray, CPA
Georgetown, Texas
April 24, 2026

Consolidated Financial Statements

Creator Networks, Inc. (dba GigaStar)

Consolidated Balance Sheets

December 31,		2025		2024
Assets				
Current Assets				
Cash	$	**2,707,691**	$	1,798,486
Prepaid expenses and other current assets		**273,438**		243,081
Total Current Assets		**2,981,129**		2,041,567
Intangible assets, net		**2,450,099**		2,284,564
Total Assets	$	**5,431,228**	$	4,326,131
Liabilities and Stockholders' Equity				
Current Liabilities				
Accounts payable and accrued expenses	$	**132,461**	$	41,886
Convertible notes, short term		**-**		1,965,000
Total Current Liabilities		**132,461**		2,006,886
Stockholders' Equity				
Common stock, at par value of $0.001; 22,000,000 shares authorized, 9,905,926 and 9,737,431 shares issued and outstanding, respectively		**9,906**		9,738
Series Seed-1 preferred stock, at par value of $0.001; 840,385 shares authorized, issued and outstanding		**840**		840
Series Seed-2 preferred stock, at par value of $0.001; 2,785,900 shares authorized, issued and outstanding		**2,786**		2,786
Series Seed-3 preferred stock, at par value of $0.001; 1,184,113 shares authorized, 1,184,113 shares issued and outstanding		**1,184**		1,184
Series A-1 preferred stock, at par value of $0.001; 2,160,633 shares authorized, 206,260 shares issued and outstanding		**206**		-
Series A-2 preferred stock, at par value of $0.001; 1,428,898 shares authorized, 1,125,459 shares issued and outstanding		**1,125**		-
Series A-3 preferred stock, at par value of $0.001; 776,484 shares authorized, 677,653 shares issued and outstanding		**678**		-
Additional paid-in capital		**13,982,399**		7,837,663
Accumulated deficit		**(8,700,357)**		(5,532,966)
Total Stockholders' Equity		**5,298,767**		2,319,245
Total Liabilities and Stockholders' Equity	$	**5,431,228**	$	4,326,131

The accompanying notes are an integral part of these consolidated financial statements.

Creator Networks, Inc. (dba GigaStar)

Consolidated Statements of Operations

Year ended December 31,		2025		2024
Net Sales	$	**548,790**	$	350,792
Cost of Sales		**150,818**		109,711
Gross Profit		**397,972**		241,081
Operating Expenses				
Selling and Marketing		**1,310,445**		1,147,786
Research and development		**386,482**		469,314
General and administrative		**1,232,176**		1,139,338
Depreciation and amortization		**677,786**		481,596
Total Operating Expenses		**3,606,889**		3,238,034
Operating Loss		**(3,208,917)**		(2,996,953)
Interest Income		**41,526**		32,587
Loss Before Provision for Income Taxes		**(3,167,391)**		(2,964,366)
Income Tax Expense		**-**		–
Net Loss	$	**(3,167,391)**	$	(2,964,366)

The accompanying notes are an integral part of these consolidated financial statements.

Creator Networks, Inc. (dba GigaStar)

Consolidated Statement of Changes in Stockholders' Equity

	Common Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance, December 31, 2023	9,703,520	$ 9,705	840,385	$ 840	2,785,900	$ 2,786	1,048,729	$ 1,049	-	$ -	-	$ -	-	$ -	$ 7,484,241	$ (2,568,600)	$ 4,930,021
Issuance of stock	3,911	3	-	-	-	-	135,384	135	-	-	-	-	-	-	351,877	-	352,015
Common stock issued under stock plans	30,000	30	-	-	-	-	-	-	-	-	-	-	-	-	1,545	-	1,575
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,964,366)	(2,964,366)
Balance, December 31, 2024	9,737,431	9,738	840,385	840	2,785,900	2,786	1,184,113	1,184	-	-	-	-	-	-	7,837,663	(5,532,966)	2,319,245
Issuance of stock	6,455	6	-	-	-	-	-	-	206,260	206	1,125,459	1,125	-	-	4,601,398	-	4,602,735
Conversion of debt to equity	-	-	-	-	-	-	-	-	-	-	-	-	677,653	678	1,714,322	-	1,715,000
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(310,768)	-	(310,768)
Stock-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	-	-	128,845	-	128,845
Common stock issued under stock plans	162,040	162	-	-	-	-	-	-	-	-	-	-	-	-	10,939	-	11,101
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,167,391)	(3,167,391)
Balance, December 31, 2025	9,905,926	$ 9,906	840,385	$ 840	2,785,900	$ 2,786	1,184,113	$ 1,184	206,260	$ 206	1,125,459	$ 1,125	677,653	$ 678	$ 13,982,399	$ (8,700,357)	$ 5,298,767

The accompanying notes are an integral part of these consolidated financial statements

Creator Networks, Inc. (dba GigaStar)

Consolidated Statements of Cash Flows

Year ended December 31,		**2025**		2024
Cash Flows from Operating Activities				
Net loss	**$**	**(3,167,391)**	$	(2,964,366)
Reconciliation of net loss to net cash provided by operating activities:				
Amortization of intangible assets		**677,786**		481,596
Stock-based compensation expense		**128,845**		-
Prepaid expenses and other current assets		**(30,357)**		(77,861)
Accounts payable and accrued liabilities		**90,574**		6,983
Net Cash Used in Operating Activities		**(2,300,542)**		(2,553,648)
Cash Flows from Investing Activities				
Capitalized software development costs		**(843,321)**		(1,280,669)
Net Cash Used in Investing Activities		**(843,321)**		(1,280,669)
Cash Flows from Financing Activities				
Proceeds from issuance of stock		**4,602,735**		352,016
Proceeds from issuance of convertible notes		**-**		1,965,000
Proceeds from issuance of promissory notes		**500,000**		-
Repayments made on convertible notes		**(250,000)**		-
Repayments made on promissory notes		**(500,000)**		-
Proceeds from issuance of common stock under stock plans		**11,101**		1,575
Offering costs		**(310,768)**		-
Net Cash (Used by) Provided by Financing Activities		**4,053,068**		2,318,591
Net Change in Cash		**909,205**		(1,515,726)
Cash, beginning of period		**1,798,486**		3,314,212
Cash, end of period	**$**	**2,707,691**	$	1,798,486
Non-Cash Investing and Financing Activities				
Extinguishment of notes with issuance of equity	**$**	**1,715,000**	$	-

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Nature of Business

Creator Networks, Inc., doing business as GigaStar, was incorporated as a Delaware C Corporation in 2022 and operates through the following wholly owned subsidiaries as of December 31, 2025 and 2024:

- GigaStar Portal LLC
- GigaStar Technologies LLC
- GigaStar Solutions LLC
- GigaStar Securities LLC

Collectively, Creator Networks and its wholly owned subsidiaries are referred to as "the Company" within these consolidated financial statements.

The Company operates a FINRA-registered crowdfunding portal under GigaStar Portal LLC, called GigaStar Market, where YouTube Creators can monetize their future revenue by selling a percentage of their YouTube channel's future revenue, digitally represented by Channel Revenue Tokens (CRTs), to fans and investors issued under Regulation CF. The Company also offers technology services under GigaStar Technologies LLC to mint the CRTs and to distribute the monthly YouTube revenue to investors via the Blockchain smart contracts. The Company has also received the necessary Broker-Dealer license under GigaStar Securities LLC in order to launch a secondary market to facilitate the trading of the CRTs.

2. Liquidity, Going Concern and Capital Resources

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has experienced net losses of $3,167,391 and $2,964,366 during the years ended December 31, 2025 and 2024, respectively and has an accumulated deficit of $8,700,357 as of December 31, 2025. The Company has historically funded its operations through operations and equity offerings. The Company's ability to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the Company's product offering. Transitioning to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company has evaluated this condition and plans to generate revenues and raise capital, as needed, to meet its capital requirements until such time as it achieves profitability. No assurances can be given that the Company will be successful in these efforts. In the event the Company does not successfully implement its ultimate business plan or continue to raise additional capital, certain assets may not be recoverable. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Creator Networks and its wholly owned subsidiaries for the years ended December 31, 2025 and 2024. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Concentrations

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents in financial institutions, and the amounts held may at times exceed federally insured limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. As of December 31, 2025 and 2024, the Company's cash and cash equivalents exceeded the FDIC insured limits by $2,323,500 and $1,231,935, respectively.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to risks and uncertainties, including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business. The Company's prospects are also subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

Revenue Recognition

The Company adopted FASB ASC 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenue primarily through use of its FINRA-registered crowdfunding portal and commissions from the use of its technology platform to manage the distribution of funds associated with Channel Revenue Tokens.

- Crowdfunding revenue - recognized when a crowdfunding campaign ends, while transaction fees are recognized immediately as transactions occur.
- Transaction commissions - Revenue from transaction commissions is recognized at the point in time when the transaction is executed.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of capitalized development, production, and platform costs related to its website and token management platform. During the years ending December 31, 2025 and 2024, the Company capitalized $843,321 and $1,280,669, respectively, of such costs. These intangibles are amortized over a five (5) year period. Amortization expense of $677,786 and $481,596 was incurred for the years ending December 31, 2025 and 2024, respectively.

The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Advertising

The Company recognizes advertising costs for the Company's products and services as expenses when they are incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders' equity/(deficit) upon the completion of an offering or to expense if the offering is not completed.

Equity Based Compensation

The Company accounts for employee stock options under ASC 718 and measures compensation cost at the grant date based on the estimated fair value of the award, recognized over the requisite service period. The Company has adopted ASU 2018-07 for nonemployee awards and measures nonemployee stock-based compensation at the grant-date fair value of the equity instruments issued, with the corresponding amount recorded in additional paid-in capital.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business in which currently includes Illinois, California, Florida, Missouri, Nebraska, New York, and Texas. The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to cumulative losses through December 31, 2025, and no history of generating taxable income.

The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials, which may be carried forward. The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

Fair Value

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in accordance with existing generally accepted accounting principles and expands disclosures about fair value measurements.

Assets and liabilities recorded at fair value in the accompanying consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Level inputs, as defined by ASC 820, are as follows:

Level 1 – This level consists of inputs that are unadjusted, quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2 – This level consists of inputs, other than quoted prices included in Level 1, that are observable for the asset or liability through corroboration with market data at the measurement date.

Level 3 – This level consists of inputs that are unobservable inputs that reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

The Company's financial instruments are cash, accounts payable and accrued expenses, and convertible notes payable. The recorded carrying amounts of such financial instruments approximate their fair values based on their short-term nature or because their terms are market-based.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

4. Intangible Assets

Intangible Assets, net, is as follows:

December 31,	2025	2024
Capitalized development costs	3,862,734	3,019,413
Less: accumulated amortization	(1,412,635)	(734,849)
	$ 2,450,099	$ 2,284,564

5. Convertible and Promissory Notes

Convertible Notes

In 2024 the Company entered into several convertible note agreements for the purposes of funding operations. The notes bear interest at 10% and mature one year from the date of issuance. The amounts are to be repaid at the demand of the holder prior to conversion with maturities. The notes are convertible at the option of the note holder based on the then outstanding amount of the notes (excluding accrued interest, which is not paid in a conversion) into shares of the Company's common stock at a 20% discount to the price per share used in an equity financing in which the Company receives at least $5 million in equity capital or in certain other liquidation or change of control events. In 2025, notes totaling $1,715,000 were converted to equity through the issuance of 677,653 shares of Series A Preferred Stock and notes for $250,000 were repaid with interest.

Promissory Notes

In 2025, the Company entered into unsecured promissory note agreements totaling $500,000 with two management shareholders. The notes contained no stated maturity but called for repayment with interest at 8% upon the successful completion of an equity offering exceeding $2,000,000. These promissory notes were fully repaid in 2025 upon completion of the equity offering.

6. Equity and Capitalization

Overview

The Company's certificate of incorporation, as amended by the Third Amended and Restated Certificate of Incorporation on July 22, 2025, authorized the issuance of two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock".

Common Stock

The Company has authorized 22,000,000 of common shares with a par value of $0.001 per share. Issued and outstanding as of December 31, 2025 and 2024 were 9,905,926 and 9,737,431 shares, respectively.

Preferred Stock

The Company is authorized to issue 9,176,413 shares of preferred stock with a par value of $0.001, of which 840,385 are designated as Series Seed-1 Preferred Stock, 2,785,900 are designated as Series Seed-2 Preferred Stock, 1,184,113 are designated as Series Seed-3 Preferred Stock, 2,160,633 are designated Series A-1 Preferred Stock, 1,428,898 are designated as Series A-2 Preferred Stock and 776,484 are designated as Series A-3 Preferred Stock. As of December 31, 2025, 840,385 shares of Series Seed-1 Preferred Stock, 2,785,900 shares of Series Seed-2 Preferred Stock, 1,184,113 shares of Series Seed-3 Preferred Stock, 206,260 shares of Series A-1 Preferred Stock, 1,125,459 shares of Series A-2 Preferred Stock and 677,653 shares of Series A-3 Preferred Stock have been issued and outstanding.

Voting Rights:
- Common Stock: Holders of common stock typically have the right to vote on matters such as electing directors and approving major corporate actions (mergers,

amendments to the charter, etc.). Voting is usually based on a "one share, one vote" principle.

- Preferred Stock: The Company's preferred stockholders have the right to vote together with the common stockholders as a single class on all matters put to a vote of the common stockholders. Additionally, the holders of the preferred stock have a right to vote as a separate class on any matter that would materially diminish or eliminate any material right or preference of the preferred stock.

Distribution Rights:

- Common Stock: Common stockholders are entitled to the dividends declared by the board of directors. The common stock does not have a fixed dividend.
- Preferred Stock: The preferred stockholders are entitled to any dividend declared by the board of directors on the preferred stock as well as a pro rata dividend on an "as converted basis" on any dividend paid on the common stock. The preferred stock does not have a fixed dividend.

Liquidation Rights:

- Common Stock: In the event of liquidation, common stockholders have the last claim on the company's assets. They receive a share of the remaining assets after all debts, liabilities, and claims of preferred stockholders are satisfied.
- Preferred Stock: Preferred stockholders have priority over common stockholders in the distribution of assets upon liquidation. In the case of a liquidation, dissolution or winding up or Deemed Liquidation Event (i.e., certain change of control transaction), the holders of the Company's preferred stock are entitled to be paid out of the funds and assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Common Stock, an amount per share equal to the greater of: (i) the original issue price of the respective share of preferred stock , plus any dividends declared but unpaid thereon, and (ii) the amount each share of preferred stock would have received if converted into common stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

Stock Issuances

During the year ended December 31, 2024, the Company raised proceeds of $345,015 in an offering of 135,384 Series Seed-3 Preferred Stock.

During the year ended December 31, 2025, the Company raised gross proceeds of $3,933,775 in an offering of its Preferred Stock pursuant to an offering under Regulation Crowdfunding, issuing 1,125,459 shares of Series A-2 Preferred Stock. Total offering costs were $310,768. The Company raised $652,500 in an offering of 206,260 shares of Series A-1 Preferred Stock and issued 677,653 shares of Series A-3 Preferred Stock pursuant to the conversion of Convertible Notes (Note 5).

The Company has an agreement with a third-party vendor calling for issuance of Common Stock as compensation for integrating the vendor's product with that of the Company. Shares of Common Stock issued under this agreement for the years ended December 31, 2025 and 2024 were 6,455 and 3,911, respectively.

Warrants

During 2025, the Company issued warrants to an entity owned by one of the consultants to the Company. This warrant agreement has an 18-month term and provides warrants to purchase 19,757 shares of common stock at a price of $3.1635 per share. Based on an analysis of this instrument, the Company determined the warrant had a trivial value as of December 31, 2025 and did not record any expense in association with this warrant.

7. Stock-based Compensation

In 2022, the Company established the Stock Incentive Plan ("Plan"), which provides for the grant of shares of stock options and restricted stock awards to officers, employees, non-employee directors and non-employee consultants. The Plan has since been restated and amended most recently on July 22, 2025, whereby 2,000,000 shares as of December 31, 2025 are authorized to be granted under the Plan. Stock options comprise all the awards granted since the Plan's inception. Stock options granted under the Plan typically vest between immediate and four-year periods. As of December 31, 2025 and 2024, there were 579,480 and 352,500 shares, respectively, available for future issuance.

A summary of information related to stock options is as follows:

	Total Options	Weighted Average Exercise Price	Weighted Average Term
Total options outstanding, January 1, 2024	626,500	.11	8.98
Granted	369,500	.27	
Exercised	(22,500)	.07	
Forfeited/cancelled	(143,500)	.21	
Total options outstanding December 31, 2024	830,000	.16	8.45
Granted	807,020	.33	
Exercised	(162,040)	.07	
Forfeited/cancelled	(246,500)	.15	
Total options outstanding December 31, 2025	1,228,480	.29	8.81
Options exercisable, December 31, 2024	317,643	.11	8.09
Options exercisable, December 31, 2025	782,158	.29	8.81

The Company has estimated the fair value of all stock option awards as of the date of grant by applying the Black-Scholes option-pricing model. The stock option compensation expense is recognized ratably over the period as the stock options vest. Management has concluded that resulting compensation expense was negligible in prior periods until 2024 and recognized stock-based compensation expense of $128,845 in 2025. The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

8. Subsequent Events

The Company has evaluated all subsequent events through April 24, 2026, the date the consolidated financial statements were available to be issued.